Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K STREET, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

May 7, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street N.E.
Washington, D.C. 20549
Attn: Lauren Nguyen, Legal Branch Chief

Re:	FLEX LNG Ltd. Draft Registration Statement on Form 20-FR CIK No. 0001772253

Dear Ms. Nguyen:
This letter sets forth the response of FLEX LNG Ltd. (the “Company”) to the comment letter dated May 1, 2019 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form 20-F (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on April 4, 2019. The Company’s registration statement on Form 20-F (the “Registration Statement”) together with this letter, which respond to the Staff’s comments contained in the Comment Letter, have been filed today via EDGAR.
Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.
Draft Registration Statement on Form 20-FR
Item 3. Key Information
D. Risk Factors
Risks Related to Our Business, page 11
1.	Please add a risk factor that discusses the risks associated with the concentration of ownership among your officers, directors, and Geveran.
In response to the Staff’s comment, the Company has added a risk factor under the heading “Item 3. Key Information—D. Risk Factors” entitled “Geveran may be able to exercise significant influence over us and may have conflicts of interest with our other shareholders” that discusses the risks associated with the concentration of ownership of its outstanding ordinary shares by Geveran, its significant shareholder. The Company advises the Staff that its directors and officers collectively beneficially own less than 1% of the Company’s outstanding ordinary shares, and accordingly, the Company has not included a risk factor that discusses the risks associated with their ownership.

U.S. Securities and Exchange Commission
May 7, 2019

We are an “emerging growth company” . . . ., page 20
2.	Please expand your disclosure to clarify that your election to not use the extended transition period for complying with new or revised accounting standards is irrevocable.
In response to the Staff’s comment, the Company has, within the referenced section and elsewhere throughout the Registration Statement, revised its disclosure to clarify that its election not to use the extended transition period for complying with new or revised accounting standards is irrevocable.
An active and liquid market for our ordinary shares . . . ., page 22
3.
Please expand this risk factor to clarify how you expect the listing price of your ordinary shares on the NYSE will be determined.  In that regard, we note your disclosure that you “cannot predict the price at which our ordinary shares will trade and cannot guarantee investors can sell their shares at or above the issuance price.”

In response to the Staff’s comment, the Company has revised the referenced risk factor to clarify that when its ordinary shares commence trading on the NYSE, the initial listing price of its shares will be set by the NYSE’s designated market makers and will likely be based on the current trading price of the Company’s ordinary shares on the Oslo Stock Exchange.
Our Fleet, page 27
4.
Please revise your table to specifically disclose the expiration date of the time charter for each of your vessels or include a cross-reference to your disclosures on page 29.  In addition, please clarify which of your vessels operates on the spot market.  In that regard, we note your disclosure at page 29 that you actively market your vessels on the spot market and at page 47 that two of your vessels “have been operating in the spot market.”

In response to the Staff’s comment, the Company has revised the fleet table to include the expiration date of the relevant time charter for each of its vessels. The Company advises the Staff that when it refers to vessels employed in the “spot market” it refers to vessels employed on single voyage spot charters and time charters with an initial term of less than six months, and has included this clarifying disclosure in the Registration Statement. The Company further advises the Staff that the fleet table is current as of May 1, 2019, while the referenced disclosure that two of its vessels “have been operating in the spot market” refers to vessel employment during the year ended December 31, 2018.
Fleet Development, page 28
5.
Please identify the entities related to Geveran that are parties to the acquisition agreements for your newbuilding vessels.  Refer to Item 7.B. of Form 20-F.  Please also file these agreements or advise.  Refer to Instruction 4(b)(iii) of the Instructions as to Exhibits of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure to identify the entities related to Geveran that are parties to the acquisition agreements for its vessels. The Company has also filed, as exhibits to the Registration Statement, each Memorandum of Agreement relating to the Company’s acquisition of the newbuilding vessels.

U.S. Securities and Exchange Commission
May 7, 2019

Employment of Our Fleet and Our Customers, page 29
6.	Please tell us what consideration you have given to filing the time charter agreements discussed in this section. Refer to Instruction 4(b)(ii) of the Instructions to Exhibits of Form 20-F.
The Company advises the Staff that it has given due consideration to the Company contracts required to be filed as exhibits to the Registration Statement, including pursuant Instruction 4(b)(ii) of the Instructions as to Exhibits of Form 20-F (the “20-F Instructions”), which requires a registrant to file contracts that ordinarily accompany its business if such contacts are contracts on which its business is substantially dependent.
The Company does not plan to provide its charter agreements as exhibits to the Registration Statement, because the Company does not consider any one of its charter agreements to be a contract upon which its business is substantially dependent within the meaning of the 20-F Instructions.  The Company believes that if any of its charter agreements were to be terminated, the Company could replace such agreement with a new charter agreement in a relatively short period of time. In addition, each of the Company’s four operating vessels is chartered to a different counterparty for a relatively short period of time, with initial firm periods ranging from six months to 15 months.  When these charters expire (if not extended at the option of the charterer, if applicable), the Company expects to procure new employment for its vessels. Therefore, the Company believes that while any early termination of a charter agreement could have a temporary negative impact on its revenues (offset by amounts recoverable from the charterer in the event of cancellation by a charterer), any such termination would not have a long-term impact on its business.
The Company believes that its modern, optimally-sized fuel efficient vessels with only latest generation engine technology (referred to as MEGI and X-DF) provide it with a competitive advantage over competitors with older LNG vessels (with steam turbine propulsion or dual- or tri-fuel diesel engines) when competing for new contracts since these older vessels are more expensive for the charterers to operate. Given the historical employment of the vessels and the expected demand for modern lower operating cost LNG carriers, the Company believes that it would be able to replace its existing charter agreements in the event any one of the charters was cancelled or suspended, and as such, the Company is not substantially dependent on any one of these contracts.
To the extent that the Company’s charter agreements may be terminated early by a charterer other than pursuant to the specific permitted circumstances contained therein, the Company would vigorously pursue any and all claims for damages and the other remedies available to it, which, if successful, would offset the temporary negative impact on its revenues.  While it is not guaranteed that the Company would recover any amounts in the case of a breach of a charter agreement, the Company believes that the amounts recovered, if any, would mitigate any lost revenue the Company might sustain while its LNG carriers are being re-chartered.
For the reasons set forth above, the Company does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to be filed pursuant to the 20-F Instructions.
The Company also respectfully notes that a review of the Commission filings of other international shipping companies reflects a similar position taken by those companies.  The Company believes that its current disclosure regarding its charter agreements provides investors with all the material terms of these contracts (including, agreement duration, options to extend and the Company’s aggregate vessel operating revenues) and is consistent with industry disclosure. The Company undertakes to periodically review how it discloses the material terms of the charter agreements to ensure meaningful information is being provided to investors.

U.S. Securities and Exchange Commission
May 7, 2019

7.
Expand the disclosures in this section to disclose the material terms of the time charter for each of your vessels, including the related hire rates, option periods and any commission fees.  Please also identify the “international energy major” for the employment of the Flex Enterprise vessel.

In response to the Staff’s comment, the Company has revised its disclosure under the heading “Item 4. Information About the Company—Business Overview—Our Fleet” to include the material terms of the time charter contracts for each of the Company’s vessels, including the option periods and the commission fees (which fees were disclosed under the heading “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Voyage Expenses”).
The hire rates included in each of the Company’s charter contracts are highly confidential and sensitive information that would cause irreparable commercial harm to the Company if disclosed.  All of the Company’s current time charter agreements have relatively short initial terms ranging from six months to 15 months.  This means that the Company is continuously entertaining dialogues in the chartering market for the purpose of identifying opportunities to re-charter its vessels upon the expiration of the existing charter.  Disclosure of the specific hire rates would severely limit the ability of the Company to negotiate more advantageous financial and commercial terms when negotiating with charterers upon the expiration or termination of an existing charter.  All of the Company’s existing charters are expiring (assuming the charterers do not exercise their options to extend, if applicable) beginning in the second quarter of 2019 through the second quarter of 2020.  As such, existing and potential charter counterparties would be able to use such information to gain an unfair advantage in their negotiations with the Company.
While certain general hire rate information is available in the public domain regarding vessels that are commonly traded in the industry, such as Capesize dry bulk vessels or very large crude carrier (VLCC) tankers, such hire rate information is not as readily available for the unique type of vessels that the Company owns and operates.  Due to the more limited number of these types of vessels in the global fleet and the fact that many of them trade on multiple year charters (that is, such vessels are not re-chartered often nor typically employed in spot/short-term markets), the range of hire rates paid to charter these vessels is wide and such information is not publicly available in general.  To the extent that the Company’s existing hire rates were to be publicly disclosed, such range would narrow.  As a result, the Company would be less likely to be able to re-charter its vessels at rates higher than the existing rates upon the expiration of a charter and would have a significant harmful effect on the Company’s negotiating power.  This would substantially decrease the amount of revenues that the Company would be able to generate from its charters.  For the foregoing reasons, the disclosure of such information would put the Company at a material competitive disadvantage and it would be one of the only entities in the world required to disclose this type of information relating to these types of vessels.
In addition, the Company notes to the Staff that it discloses comprehensive financial information in its financial statements and elsewhere in the Registration Statement.  The Company believes its financial condition and financial results are accurately presented in its financial statements and that no other material information is needed to evaluate such financial statements.  Accordingly, the Company believes that the individual vessel hire rates are immaterial in the context of the Company’s financial condition and financial results.  The Company discloses in its financial statements included in its Registration Statement its total voyage revenues.  Since the Company’s vessels are of similar size and construction an investor can estimate the revenues on a per vessel basis.  However, while this meaningful estimate of revenues can be ascertained, this information does not divulge the actual hire rate in the charters, the disclosure of which, would result in competitive harm to the Company.  By preserving the confidentiality of the hire rates and disclosing total revenues, the Company provides investors with the opportunity to review the substantive financial results from the chartering operations to evaluate the financial condition of the Company while preserving the Company’s competitive interests.

U.S. Securities and Exchange Commission
May 7, 2019

The name of the time charter counterparty for the employment of the Flex Enterprise is, at the request of the counterparty, highly confidential and not material to an investor’s investment decision.  In describing the counterparty as an “international energy major” investors are given sufficient information to determine the counterparty risk of this entity.  The Company respectfully advises the Staff that other registrants in the shipping industry describe their charter counterparties in the same manner.
Lastly, the Company respectfully advises the Staff that other registrants in this industry are routinely successful in obtaining confidential treatment orders from the Staff when requesting that the foregoing information be redacted from publicly filed documents.
Management Structure, page 29
8.
Revise to disclose the termination provisions under your general management agreements.  We note your disclosure regarding the technical management and support services agreement with Frontline Management.

In response to the Staff’s comment, the Company has revised the referenced disclosure to include the termination provisions of its general management agreements.
The Liquefied Natural Gas Industry
Rate developments, page 31
9.	Please describe the “indications that the current overhang of tonnage may be taken up by the added LNG export capacity coming on-stream over the next years.”
The Company advises the Staff that it has removed the referenced disclosure since it is not material and may cause investor confusion.
Environmental and Other Regulations in the Shipping Industry
Greenhouse Gas Regulation, page 39
10.
We note your disclosure here that greenhouse gas emissions regulations “could require [you] to make significant financial expenditures” and, “[e]ven in the absence of climate control legislation, [y]our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.” Please clarify the last risk factor at page 9 to also address, if material, the risks of potential decreased demand for your services from the oil and gas industry due to the related greenhouse gas emissions regulations.

In response to the Staff’s comment, the Company has included a risk factor entitled “Climate change and greenhouse gas restrictions may adversely impact our operations and markets” to describe the risks related to climate change and changes to greenhouse gas emissions regulation, including the risk of potential decreased demand for its services from the oil and gas industry due to such greenhouse gas emissions regulations.

U.S. Securities and Exchange Commission
May 7, 2019

Item 5. Operating and Financial Review and Prospects
A. Operating Results
Results of Operations
Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017
Vessel Operating Revenues, page 47
11.
We note your disclosure that you “achieved higher average time charter rates in 2018 compared to 2017.” Please quantify your average time charter rates in 2018 and 2017.  Refer to Item 5.A.1 of Form 20-F.

The Company advises the Staff that it has removed the referenced disclosure since it is not a material reason for the increase in its vessel operating revenues. The Company further advises the Staff that its request for the Company to quantify average time charter rates for the periods presented would introduce a non-GAAP financial measure in its discussion of the Company’s results of operations, which the Company believes is not material to an investor’s understanding of the Company’s financial condition and financial results.
Note 2. Summary of Significant Accounting Policies
Vessels, page F-10
12.
You state that the total acquisition costs of vessels will be segregated to groups of components that have different expected useful lives.  The different groups of components will be depreciated over their expected useful lives.  You also state that vessels have useful lives of 35 years.  Please reconcile these statements and revise as necessary to clarify the useful lives.

The Company advises the Staff that it depreciates the cost of its vessels on the basis of two components: a vessel component and a dry-docking component.  The vessel component is depreciated on a straight-line basis over the expected useful life of each vessel, which is 35 years, based on the cost of the vessel less its estimated residual value, and the dry-docking component is depreciated over five years and the Company amortizes such dry-docking costs on a straight-line basis over the period.
In response to the Staff’s comment, the Company has revised its disclosure under the headings “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Important Financial and Operational Terms and Concepts—Depreciation” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Estimates and Judgments—Vessels and Depreciation” to clarify its use of the vessel component and the dry-docking component, and their respective estimated useful lives. The Company believes that its disclosure of these components and their respective estimated useful lives in Note 2 to the Company’s consolidated financial statements does not require further clarification, and accordingly, has not revised its disclosure thereunder.

U.S. Securities and Exchange Commission
May 7, 2019

Notes to Consolidated Financial Statements
Note 9. Newbuildings and Vessel Purchase Payments, page F-15
13.	Please tell us whether the acquisition of vessels or contracts for vessels from Geveran are at Geveran’s acquisition cost.
The Company advises the Staff that the purchase price of the vessels that the Company acquired from entities related to Geveran was negotiated based on the parties’ assessment of the construction cost for similar types of vessels at the time the Company entered into the acquisition agreements, and was supported by fairness opinions that the Company obtained from independent financial advisors. The Company has revised its disclosure under the heading “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Vessel Acquisitions” to clarify this.
The Company supplementally advises the Staff that it has not filed as exhibits to the Registration Statement its Sale and Time Charter Agreements for the Flex Endeavor and Flex Enterprise and its $250 Million Credit Facility because these agreements are subject to the satisfaction of certain closing conditions. To the extent such agreements become effective prior to effectiveness of the Registration Statement, the Company undertakes to file such agreements as exhibits to the Registration Statement.
If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1274 or Filana R. Silberberg, Esq. at (212) 574-1308.
Very truly yours,

SEWARD & KISSEL, LLP

By:	/s/ Keith J. Billotti
Keith J. Billotti, Esq.